

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ACT SEA
SECTION 14(a)
RULE 14a-8(i)(2)
PUBLIC AVAILABILITY Jan. 26, 2011

DIVISION OF
INVESTMENT MANAGEMENT

NO ACT

January 26, 2011



11000057

James J. Hanks, Jr., Esq.
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

Re: The Adams Express Company — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Hanks:

In a letter dated November 22, 2010, on behalf of The Adams Express Company ("Fund") you requested confirmation from the staff of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission if a shareholder proposal ("Proposal") submitted by the Gramercy Global Optimization Fund ("Proponent") is omitted from the proxy materials for the next scheduled shareholder meeting, which is expected to take place on March 22, 2011.

The Proposal states:

> RESOLVED: The shareholders of The Adams Express Company (the "Fund") request the Board of Directors (the "Board") to authorize the Fund to conduct a self-tender offer for all outstanding shares of the Fund at net asset value ("NAV") or within 1% thereof (to cover expenses). If more than 50% of the Fund's outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or, at the discretion of the Board, merged or converted into an open-end mutual fund.

You argue that the Proposal may be excluded: (1) pursuant to Rule 14a-8(i)(2) under the Securities Exchange Act of 1934, because, it would, if implemented, require the Fund to violate state and federal law; (2) pursuant to Rule 14a-8(i)(6), because the Fund lacks the power and authority to implement the Proposal; (3) pursuant to Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite and because it contains false and misleading statements in violation of Rule 14a-9; and (4) pursuant to Rule 14a-8(i)(4), because the Proposal is designed to result in a benefit to the Proponent which is not shared by the other stockholders.

There appears to be some basis for your view that the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6). We note that, in the opinion of the Fund's counsel, the Board lacks authority to liquidate, merge, or convert the Fund and implementation of these aspects of the Proposal would violate state law. It appears that this defect could be cured, however, if the Proposal were revised to state that the Board should take the steps necessary to liquidate, merge, or convert the Fund. Accordingly, unless the Proponent provides the Fund with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from its proxy materials in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that the Proposal may be excluded under Rule 14a-8(i)(3). We are unable to conclude that the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Fund in implementing the Proposal, would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

There appears to be some basis for your view, however, that the language in the supporting statement that "[t]he Board has the authority to cause the Fund to take the actions proposed herein," may be materially false or misleading under Rule 14a-9 and, therefore, may be excluded pursuant to Rule 14a-8(i)(3). Accordingly, unless the Proponent, within seven calendar days of receipt of this letter, revises the Proposal either to delete this language or to clarify the Board's authority, we would not recommend enforcement action to the Commission if the Fund omits this language in reliance on Rule 14a-8(i)(3).

Finally, we are unable to concur in your view that the Fund may exclude the Proposal pursuant to Rule 14a-8(i)(4).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6945.

Sincerely,



John M. Ganley
Senior Counsel

Attachment

cc: Gramercy Global Optimization Fund

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

November 22, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Legal and Disclosure
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Adams Express Company – Omission of the Stockholder Proposal Submitted by Gramercy Global Optimization Fund

Ladies and Gentlemen:

We are counsel to The Adams Express Company, a Maryland corporation registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company ("Adams Express" or the "Fund"), in connection with a proposal and supporting statement (the "Proposal") received by the Fund on October 4, 2010, from Gramercy Global Optimization Fund (the "Proponent") for inclusion in the Fund's proxy materials (the "Proxy Materials") for its Annual Meeting of Stockholders in 2011 (the "Annual Meeting"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. We hereby respectfully request confirmation from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Fund excludes the Proposal from the Proxy Materials.

The Fund currently expects the Annual Meeting to take place on March 22, 2011, and it expects to file its Proxy Materials on or about February 14, 2011. Pursuant to Rule 14a-8(j), the Fund, by separate letter, is contemporaneously advising the Proponent of the Fund's intention to omit the Proposal from the Proxy Materials.

The Proposal, attached hereto as Exhibit A, requests, in relevant part, that the Board of Directors of Adams Express (the "Board") authorize a self-tender for 100% of the outstanding shares of the Fund at or near net asset value ("NAV") on the condition that, if more than 50% of the Fund's outstanding shares are tendered, the tender offer should be canceled and (a) the Fund should be liquidated or (b), at the discretion of the Board, "merged" or "converted" into an open-end fund and provides that the Board alone has the authority to take these actions. The Fund believes that the Proposal may be excluded:

1. Pursuant to Rule 14a-8(i)(2), because it would, if implemented, require the Fund to violate state and federal law;

2. Pursuant to Rule 14a-8(i)(6), because the Fund lacks the power and authority to implement the Proposal;

3. Pursuant to Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite and because it contains false and misleading statements in violation of Rule 14a-9; and

4. Pursuant to Rule 14a-8(i)(4), because the Proposal is designed to result in a benefit to the Proponent which is not shared by the other stockholders.

I. The Proposal

The Proposal reads, in full, as follows:

> RESOLVED: The shareholders of The Adams Express Company (the "Fund") request the Board of Directors (the "Board") to authorize the Fund to conduct a self-tender offer for all outstanding shares of the Fund at net asset value ("NAV") or within 1% thereof (to cover expenses). If more than 50% of the Fund's outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or, at the discretion of the Board, merged or converted into an open-end mutual fund.
>
> Shares of the Fund are trading at a double-digit discount to the value of the assets owned by the Fund. The discount is, as of 09/30/10, over 15%. As of 09/30/10, the total return on net asset value of the Fund's shares has had mediocre performance relative to the Standard & Poor's 500 Composite Stock Index ("S&P500") over the last 1-year, 3-year, and 5-year periods as evidenced by Exhibit C. In fact, over the last 5 years, as of 09/30/10, the Fund has returned 2.18% in contrast to 3.22% returned by S&P500 which the Fund compares itself in the 06/30/10 semi-annual report.
>
> The Board has the authority to cause the Fund to take the actions proposed herein. A self-tender by the Fund would close the trading discount and allow participants to receive approximately 17% more than the price of the shares as of 09/30/10. The legal structure of the Fund allows it to trade at a discount to the assets it holds. A mere change in legal form would reverse this discount and allow you to receive the difference.
>
> In light of these facts, we think the Board should authorize the Fund to conduct a self-tender offer for all outstanding shares at NAV in order to provide shareholders with the opportunity to receive full value for their shares. Tender participation by a majority of the Fund's shareholders would demonstrate insufficient shareholder support for continuing the

> Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or merged (or converted) into an open-end fund.
>
> **If you agree that the Fund's persistent discount and mediocre, at best, performance is unacceptable and would like to increase the value of your shares and your return, please vote for this proposal.** (Emphasis original.)

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because It Would, if Implemented, Cause the Fund to Violate Maryland Law and the 1940 Act

Rule 14a-8(i)(2) permits a company to omit a stockholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The implementation of the Proposal would cause the Fund to violate Maryland law and the 1940 Act. The Proposal, in part, requests that the Board authorize a self-tender for 100% of the outstanding shares of the Fund at or near NAV and states that, if more than 50% of the Fund's outstanding shares are tendered, the Fund should be "liquidated" or, at the Board's discretion, "merged" or "converted" into an open-end fund and that the Board alone has the authority to take these actions.

After conducting a tender offer, as discussed above, the liquidation of the Fund would necessarily involve the sale of all of the Fund's assets, which is governed by Section 3-105 of the Maryland General Corporation Law (the "MGCL"). Customarily, a liquidation also involves the dissolution of a corporation under Section 3-403 of the MGCL. Contrary to the statements of the Proponent, both the sale of all the Fund's assets and the dissolution of the Fund require Board and stockholder approval.

In addition to the conditional tender offer and subsequent liquidation, the Proposal gives the Board the alternative, "in its discretion," after conducting the tender offer, to merge or convert the Fund into an open-end fund. However, the Proposal fails to specify how the "conversion" would be effected. The MGCL does not specifically provide for "conversion" of a closed-end fund into an open-end fund; rather, a "conversion" would require an amendment to the Fund's charter (the "Charter")[1] or a consolidation, merger, share exchange or a transfer or sale of assets. All of these actions would require the Board to consider and adopt a resolution setting forth the proposed transaction, declare the advisability of the transaction and "direct that the proposed transaction be submitted for consideration at either an annual or special meeting of the stockholders." Then, pursuant to Section 3-105(e) of the MGCL, the stockholders would have to vote to approve the proposed transaction. If the "conversion" is accomplished by an amendment to the Charter, Section 2-604 of the MGCL would require the same statutory procedures – namely, board and stockholder approval.

[1] A copy of the Charter is attached hereto as Exhibit C.

In each instance, the MGCL requires that the foregoing actions must be considered and approved by both the Board and the stockholders. Board approval alone is not sufficient. Accordingly, the Proposal, if implemented, would cause the Fund to violate Maryland law because it calls for the Board, after conducting the conditional tender offer, to unilaterally – without the statutorily required stockholder vote – amend the Charter; merge or consolidate the Fund into an open-end fund; sell all of the assets of, or dissolve, the Fund; or compel the Fund to engage in a share exchange. A supporting opinion of Venable LLP with respect to matters of Maryland law is attached hereto as Exhibit B.

Unilateral Board action to implement the Proposal is also prohibited under the 1940 Act. Section 5(a) of the 1940 Act divides management companies into closed-end funds and open-end funds. Under Section 5(a)(1), an open-end fund is defined as a "management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." Section 5(a)(2) provides that a closed-end fund is "any management company other than an open-end company." Under Section 13(a) of the 1940 Act, a registered investment company may not change its subclassification under Section 5(a)(1) or (2) of the 1940 Act, unless authorized by a majority of its voting securities. Because the "conversion" of the Fund to an open-end fund would necessarily involve a change in the Fund's subclassification, implementation of the Proposal by the Board, acting alone, would violate the 1940 Act.

Exclusion of the Proposal on these grounds is consistent with prior Staff positions. The Staff has determined that a company may properly exclude a stockholder proposal recommending the board of directors to take an action that would result in the company violating state law. For example, in *Northrop Grumman Corporation* (Feb. 29, 2008), a stockholder submitted a proposal recommending that the board adopt cumulative voting – an action requiring both board and subsequent stockholder approval. In response to Northrop's no-action request, the Staff held that there were grounds for excluding the stockholder's proposal pursuant to, among others, Rule14a-8(i)(2). *See also Xerox Corporation* (Feb. 23, 2004) (permitting exclusion of a stockholder proposal under Rule 14a-8(i)(2) because it recommended that the board amend the company's certificate of incorporation, which under state law could only be done "upon authorization thereof by the board of directors initially, followed by approval thereof by the shareholders"); and *Burlington Resources Inc.* (Feb. 7, 2003) (holding a stockholder proposal – requesting that the board of directors amend the certificate of incorporation to reinstate the rights of the stockholders to take action by written consent and to call special meetings – properly excludable under Rule 14a-8(i)(2) because, if implemented, it would cause the company to violate Delaware law).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Fund Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal if the company "lacks the power or authority to implement" such proposal. The Fund believes that it does not have the power or authority to implement the Proposal. As discussed above, (1) the

MGCL does not permit the Board to implement the Proposal without a stockholder vote and (2) the 1940 Act prohibits the Fund from "converting" to an open-end fund unless authorized by a majority of its voting securities. Moreover, the Charter does not (and, under the MCGL, may not) vest in the Board the power to unilaterally implement the Proposal.

The stockholder voting provisions in the Charter are consistent with the approval requirements of the MGCL described above. In addition to Board approval, Section 6.2 of the Charter generally requires the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast on the matter to authorize any amendment to the Charter to make the Fund's common stock a "redeemable security" or to convert, by merger or otherwise, from a closed-end fund to an open-end fund.[2] Accordingly, without both Board and stockholder approval, the Fund lacks the power to implement the Proposal.[3] A supporting opinion of Venable LLP with respect to matters of Maryland law is attached hereto as Exhibit B.

Exclusion of the Proposal on these grounds is consistent with prior Staff positions. The Staff has previously determined that a company may exclude a stockholder proposal where, as here, the board lacks the power and authority to implement it. *See Northrop Grumman Corporation* (Feb. 29, 2008) (finding the proposal excludable pursuant to Rule 14a-8(i)(6) because it was not within the power of the company or the board to adopt cumulative voting (a stockholder vote was required)); *Burlington Resources Inc.* (Feb. 7, 2003) (holding the proposal excludable because it was beyond the board's power and authority to amend the certificate of incorporation).

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Inherently Vague and Indefinite and Because it Contains False and Misleading Statements in Violation of Rule 14a-9

The Staff has stated that a stockholder proposal may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SEC Staff Legal Bulletin* No. 14B (CF) (2004). Further, the Staff has held that a proposal may be excluded for vagueness where "the standards under the proposal may be subject to differing interpretations," *Hershey Foods Corp.* (Dec. 27, 1988), and where "any

---

[2] While Section 6.2 of the Charter provides, under limited circumstances, that the stockholders may approve the open-ending of the Fund by the affirmative vote of a majority of the votes entitled to be cast, stockholders are still required to approve any proposal to open-end the Fund. In any event, the vote requirements under the Charter would be substantially higher than those required to approve the Proposal (which is only a majority of votes cast).

[3] Contrary to what the Proposal seeks, there is no way to disenfranchise the stockholders from voting rights on extraordinary matters vested in them by the 1940 Act, the MGCL and the Charter. While the Proposal refers to the action as "[a] mere change in legal form," the 1940 Act, the MGCL and the Charter treat these matters as extraordinary corporate actions.

resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." *Jos. Schlitz Brewing Co.* (Mar. 21, 1977). As further explained below, the Proposal will result in material uncertainty (a) for the Board, in considering and determining whether to recommend the Proposal; (b) for the stockholders, in considering and voting on the Proposal; and (c), if approved by the stockholders, for the Board, in implementing the Proposal.

The Proposal refers alternatively to a conditional tender offer of unknown size, a liquidation, a merger and a "conversion" into an open-end fund. Each of these alternatives or combination of alternatives presents various possible outcomes, each with differing economic, tax and other consequences. As a result, neither the Board nor the stockholders are able to know with any reasonable certainty what they are being asked to do or to approve. For example, a tender offer would result in an outflow of cash from the Fund in exchange for the purchase of shares, thus increasing the percentage of ownership of the non-tendering stockholders but likely also the expense ratio. A liquidation, on the other hand, typically (but not always) results in the complete extinguishment of the Fund with no opportunity for any of the stockholders opposed to liquidation to remain as stockholders and with the recognition of tax gain or loss, even for non-approving stockholders. But even that is uncertain because the cash proceeds from the sale of the Fund's assets in a liquidation could be reinvested for other purposes.[4] Moreover, in a liquidation, all of the Fund's securities would have to be sold, causing greater (perhaps far greater) downward pressure on their prices than would result from a tender offer, which would involve sale of something less than all of the Fund's securities.

Further, the reference to "merger" does not address whether the consideration to be received by the stockholders of the Fund should be cash or stock (or something else) in the successor fund. Again, significantly different consequences for the stockholders voting on the Proposal would flow from the decision on the form of consideration used in the merger. The indeterminacy of the Proposal is further compounded by the option to "convert" the Fund into an open-end fund. A "conversion," a concept that, as discussed above, does not specifically exist under the MGCL, requires amendment of the Charter; a merger, a consolidation, a share exchange with an open-end fund or a sale of assets; or some combination thereof. In a stock merger and in a "conversion," the stockholders of the merging or "converting" fund remain holders in the successor fund, as opposed to a liquidation or cash merger, where the interests of all of the stockholders, including those who voted against the action, are completely extinguished.

Thus, under Maryland law, there are no less than six different outcomes, each with varying consequences, to effecting a tender offer and subsequent liquidation, merger or

[4] In fact, it was in the context of a sale of assets that the Fund changed its operations from an express company to a closed-end fund in 1929. Of course, de-registration as an investment company would require a vote of a majority of the Fund's voting securities. As stated above, the Proponent completely ignores the requirement of a stockholder vote under the 1940 Act.

conversion of the Fund. This is significant because, without addressing which action the Board should take, the Proposal leaves both to the stockholders in voting on the Proposal and to the Board in implementing the Proposal (if adopted) the task of guessing whether the Proposal intends for the Fund to liquidate (with its various options) or merge, or under the non-Maryland-recognized concept of "conversion," consolidate, engage in a share exchange, transfer assets, amend the Charter, or some combination thereof, and thus is potentially confusing for both the stockholders and the Board.

In sum, the Proposal presents the same type of situation in which the Staff has concluded that "any action(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Occidental Petroleum Corp.* (Feb. 11, 1991).[5]

Rule 14a-8(i)(3) also permits a company to exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy materials.

The Proposal flatly states that "the Board has the authority to cause the Fund to take the actions proposed herein." As explained above, the Board does *not* have the power to take the actions in the Proposal. Moreover, the Proponent repeatedly and erroneously suggests that, after conducting a tender offer, the Board alone has the power to liquidate the Fund or merge the Fund with, or convert the Fund into, an open-end fund. The Proposal fails to appreciate that the Board must first consider, approve and advise the action and then submit the action to the Fund's stockholders for a vote at a meeting of stockholders. This is a material omission and misstatement, as it (a) suggests that these actions are easier to achieve than in fact they are and (b) completely ignores the duties of directors, set forth in Section 2-405.1 of the MGCL, in considering any such action. Any implication or direct statement suggesting stockholders do not have the right to vote on these actions, or that they could be taken without the time and expense of a proxy solicitation and stockholder vote, is false and misleading.

---

[5] The Proposal is distinguishable from *Capital Senior Living Corporation* (Mar. 23, 2007), in which a stockholder proposal recommended that the board "promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation." In that situation, stockholders were being asked to vote on a proposal that would only begin a process ("engage" and "pursue") that might lead to a liquidation or sale. By contrast, the Proposal is recommending a final action by the Fund – to conduct a tender offer and subsequently liquidate, merge or convert the Fund – thus providing the stockholders and the Board with less opportunity to understand the action called for by the Proposal. Moreover, as detailed above, the Proposal permits – indeed, suggests – the transaction to be brought about in far more forms (and combinations of forms) – each with significantly different outcomes and consequently greater uncertainty for the Board and stockholders – than was the case in *Capital Senior Living Corporation.*

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) Because the Proposal is Designed to Result in a Benefit to the Proponent That is Not Shared by the Other Stockholders

Rule 14a-8(i)(4) provides that a company may exclude a stockholder proposal from a company's proxy statement if the proposal is designed to result in a benefit to the proposing stockholder, or to further a personal interest of the proposing stockholder, which is not shared by the other stockholders of the company. The Staff has long recognized that Rule 14a-8(i)(4) was adopted in order to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the [company's] shareholders generally." *Securities Exchange Act Release* No. 20091 (Aug. 16, 1983). Otherwise, persons owning a minor stockholder interest in a company would be permitted to advance their own personal interests at the expense of the company by forcing inclusion of their proposals in the company's proxy materials.

The Proponent seeks to have the Board authorize the Fund to conduct a conditional self-tender offer for all outstanding shares of the Fund at NAV or within 1% thereof. If more than 50% of the outstanding shares are tendered, the Proponent wants the tender offer to be canceled and the Fund liquidated or, at the option of the Board, merged or "converted" into an open-end fund. Thus, under the Proposal, if implemented, the Proponent is attempting to seize a benefit that is particular to the Proponent – a hedge fund that has been described as poised to "squeeze profits" out of closed-end funds,[6] through an increasingly aggressive investment strategy[7] and an activist approach,[8] seeking to directly and personally benefit – while the rest of the stockholders are coerced into voting to allow the tendering of their shares under the added pressure of hoping to avoid a negative impact on their personal finances that could result from a possible liquidation of the Fund or a fundamental change in its essential structure. Specifically, the Proposal, if implemented, is designed to stampede stockholders, who otherwise would not wish to tender their shares, into voting to be able to tender them out of fear of what they will receive after the Proponent tenders its shares.

In a 1999 survey, Adams Express found that approximately two-thirds of its stockholders have held their shares for ten or more years and over 77% of the stockholders are 65 or older. These other stockholders who invested in the Fund did so with knowledge of the discount at which the Fund's shares trade and, by implication, in agreement with the Fund's well-

---

[6] *See* Emma Trincal, New Hedge Fund Minds Gap, THE STREET (Oct. 19, 2005, 11:00 AM), http://www.thestreet.com/story/10248021/new-hedge-fund-minds-gap.html.
[7] *See* Equity Optimization Strategy, GRAMERCY IS EMERGING MARKETS, http://www.gramercy.com/Investment_Themes/Optimization_Strategy.aspx (last visited Oct. 26, 2010)
[8] *See* Emma Trincal, New Hedge Fund Minds Gap, THE STREET (Oct. 19, 2005, 11:00 AM), http://www.thestreet.com/story/10248021/new-hedge-fund-minds-gap.html.

known[9] "conservative investment philosophy."[10] The Fund is managed with the expectation that it will generate solid returns with lower-than-material risk for long-term investors. Investments are made by the Fund with a focus on protecting stockholders' original investment and generating dividends and capital gains for its investors. In the words of Doug Ober, the chairman and chief executive officer of Adams Express: "A long-term investment strategy makes more sense today than ever, and continues to be the foundation of our fund's investment management philosophy."[11]

The implementation of the Proposal, while consistent with the Proponent's announced investment strategy, would create a classic prisoner's dilemma for the other stockholders: Once the Proponent tendered its shares, the Fund would be required to sell assets to acquire the Proponent's tendered shares (if less than 50% tendered). The Fund's sales of its securities would tend to exert downward pressure on the prices of these securities, in turn exerting downward pressure on the share price of the Fund. Stockholders other than the Proponent would thus be forced to choose between holding their shares in the Fund at a lower price or selling them to try to divest as many shares as they could before the price went still lower, thus adding further downward pressure on the price of the Fund's securities and, in turn, on the share price of the Fund itself. Worse, a smaller Fund would be likely to have a greater expense ratio. Worse still, if the total shares tendered by the Proponent and other stockholders reached 50% and the Fund were to be liquidated entirely, these pressures could be substantially increased. If, instead, the Fund "converted" to an open-end fund, the stockholders would lose the benefits of investing in a closed-end fund with the Fund's stated investment objective, which the stockholders presumably thought they would realize when they acquired their Fund shares. In this light, it is likely that the majority of all stockholders could actually be adversely affected by the adoption of the Proposal. Accordingly, because the Proposal is designed to confer a benefit on the Proponent that is not shared by the majority of all other stockholders of the Fund, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

VI. Request

While we recognize that the Staff, on occasion, will permit proponents to revise their proposals to correct errors that are "minor in nature and do not alter the substance of the proposal;" the Fund believes, for the reasons previously stated, that if the Proponent is allowed to revise its Proposal, the Staff would be permitting the alteration of the *substance* of the Proposal, in contradiction of the Staff's long-standing practice. *See Staff Legal Bulletin* No. 14B (CF) (2004).

[9] *See* The Adams Express Co., Certified Shareholder Report of Registered Management Investment Companies (Form N-CSR) (July 23, 2010); *see also* ADAMS EXPRESS COMPANY (last visited Oct. 26, 2010), http://www.adamsexpress.com/.

[10] ADAMS EXPRESS COMPANY (last visited Oct. 26, 2010), http://www.adamsexpress.com/.

[11] ADAMS EXPRESS COMPANY (last visited Oct. 26, 2010), http://www.adamsexpress.com/.

Pursuant to *Staff Legal Bulletin* No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and the related exhibits to the Commission via email to shareholderproposals@sec.gov.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (410) 244-7500 or Lawrence L. Hooper, Jr., Vice President, General Counsel and Secretary, Adams Express, at (410) 752-5900. If the Staff does not agree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you before the determination of the Staff's final position.

Sincerely,



James J. Hanks, Jr.

cc: Lawrence L. Hooper, Jr.
Vice President, General Counsel and Secretary, Adams Express

Exhibit A

EXHIBIT A

Proposal:

RESOLVED: The shareholders of The Adams Express Company (the "Fund") request the Board of Directors (the "Board") to authorize the Fund to conduct a self-tender offer for all outstanding shares of the Fund at net asset value ("NAV") or within 1% thereof (to cover expenses). If more than 50% of the Fund's outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or, at the discretion of the Board, merged or converted into an open-end mutual fund.

Supporting Statement:

Shares of the Fund are trading at a double-digit discount to the value of the assets owned by the Fund. The discount is, as of 09/30/10, over 15%. As of 9/30/10, the total return on net asset value of the Fund's shares has had mediocre performance relative to the Standard & Poor's 500 Composite Stock Index ("S&P500") over the last 1-year, 3-year, and 5-year periods as evidenced by Exhibit C. In fact, over the last 5 years, as of 9/30/10, the Fund has returned 2.18% in contrast to 3.22% returned by S&P500 which the Fund compares itself in the 06/30/10 semi-annual report.

The Board has the authority to cause the Fund to take the actions proposed herein. A self-tender by the Fund would close the trading discount and allow participants to receive approximately 17% more than the price of the shares as of 9/30/10. The legal structure of the Fund allows it to trade at a discount to the assets it holds. A mere change in legal form would reverse this discount and allow you to receive the difference.

In light of these facts, we think the Board should authorize the Fund to conduct a self-tender offer for all outstanding shares at NAV in order to provide shareholders with the opportunity to receive full value for their shares. Tender participation by a majority of the Fund's shareholders would demonstrate insufficient shareholder support for continuing the Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or merged (or converted) into an open-end fund.

If you agree that the Fund's persistent discount and mediocre, at best, performance is unacceptable and would like to increase the value of your shares and your return, please vote for this proposal.

Exhibit B

VENABLE® LLP
750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

November 22, 2010

The Adams Express Company
Seven St. Paul Street, Suite 1140
Baltimore, Maryland 21202

Re: The Adams Express Company – Omission of the Stockholder Proposal Submitted by Gramercy Global Optimization Fund

Ladies and Gentlemen:

We are Maryland counsel to The Adams Express Company, a Maryland corporation (the "Fund"), in connection with certain matters of Maryland law arising out of a stockholder proposal (the "Proposal") submitted by Gramercy Global Optimization Fund for inclusion in the Fund's proxy materials for the 2011 Annual Meeting of the Stockholders. We have been asked to consider whether (1) the Proposal, if implemented, would cause the Fund to violate Maryland law and (2) the Fund lacks the power and authority to implement the Proposal. In connection with our representation of the Fund, and as a basis for the opinion hereinafter set forth, we have examined the charter (the "Charter") of the Fund, the Proposal and such matters of law as we have deemed necessary or appropriate to issue this opinion.

The Proposal reads, in full, as follows:

> RESOLVED: The shareholders of The Adams Express Company (the "Fund") request the Board of Directors (the "Board") to authorize the Fund to conduct a self-tender offer for all outstanding shares of the Fund at net asset value ("NAV") or within 1% thereof (to cover expenses). If more than 50% of the Fund's outstanding shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or, at the discretion of the Board, merged or converted into an open-end mutual fund.
>
> Shares of the Fund are trading at a double-digit discount to the value of the assets owned by the Fund. The discount is, as of 09/30/10, over 15%. As of 09/30/10, the total return on net asset value of the Fund's shares has had mediocre performance relative to the Standard & Poor's 500 Composite Stock Index ("S&P500") over the last 1-year, 3-year, and 5-year periods as evidenced by Exhibit C. In fact, over the last 5 years, as of 09/30/10, the Fund has returned 2.18% in contrast to 3.22% returned by S&P500 which the Fund compares itself in the 06/30/10 semi-annual report.
>
> The Board has the authority to cause the Fund to take the actions proposed herein. A self-tender by the Fund would close the trading discount and

allow participants to receive approximately 17% more than the price of the shares as of 09/30/10. The legal structure of the Fund allows it to trade at a discount to the assets it holds. A mere change in legal form would reverse this discount and allow you to receive the difference.

In light of these facts, we think the Board should authorize the Fund to conduct a self-tender offer for all outstanding shares at NAV in order to provide shareholders with the opportunity to receive full value for their shares. Tender participation by a majority of the Fund's shareholders would demonstrate insufficient shareholder support for continuing the Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or merged (or converted) into an open-end fund.

If you agree that the Fund's persistent discount and mediocre, at best, performance is unacceptable and would like to increase the value of your shares and your return, please vote for this proposal. (Emphasis original.)

I. Violation of Law

The Proposal requests, in relevant part, that the Board of Directors (the "Board") of the Fund authorize a self-tender for 100% of the outstanding shares of the Fund at or near net asset value, if more than 50% of the Fund's outstanding shares are tendered, the tender offer should be cancelled, and (a) the Fund should be "liquidated" or (b), at the discretion of the Board, "merged" or "converted" into an open-end fund and provides that the Board alone has the authority to take these actions. As more fully discussed below, in the case of each of a liquidation, merger or conversion, the Board of Directors (the "Board") of the Fund is required, under the Maryland General Corporation Law (the "MGCL"), to approve the proposed action, declare it advisable and then submit it to the stockholders for consideration at an annual or special meeting and the stockholders are required to approve the action. In view of the board approval and stockholder voting requirements of the MGCL, the Board may not unilaterally liquidate the Fund or merge or convert the Fund to an open-end fund. If the Board were to unilaterally approve and carry out the liquidation or the merger or conversion of the Fund, the Fund would violate the MGCL. Thus, because the MGCL does not vest in a corporation the power to act in a manner inconsistent with law, the Fund lacks the power and authority under Maryland law to implement the Proposal.

Liquidation

To liquidate the Fund as contemplated by the Proposal, the Fund would be required to sell all of its assets, pay off its debts and obligations and make one or more cash distributions to its stockholders. The liquidation of the Fund involves the sale of all[1] of the Fund's assets outside the ordinary course of business.[2] Section 3-105(b) and (e) of the MGCL, respectively, provide that a Maryland corporation may transfer all or substantially all of its assets only if (1) the board approves the sale, declares the sale advisable and submits the proposed sale to the stockholders for consideration at an annual or special meeting and (2) the stockholders approve the proposed sale.[3]

Moreover, a liquidation customarily involves the statutory dissolution of a corporation. While the Proposal is unclear, if it is contemplated that the liquidation of the Fund would be followed by the dissolution of the Fund, such an action would be governed by Section 3-403 of the MGCL. As with a sale of assets, the dissolution of a Maryland corporation under Section 3-403 requires (1) the board of directors to approve the dissolution, declare the dissolution advisable and direct that the proposed dissolution be submitted to the stockholders for consideration at an annual or special meeting and (2) the stockholders to approve the dissolution.[4]

Merger

The merger of a Maryland corporation is governed by Section 3-105 of the MGCL. With respect to a merger into an open-end fund, as contemplated by the Proposal, the approvals required under Section 3-105 are the same as for a liquidation. Section 3-105 requires (1) the board of directors to approve the merger, declare the merger advisable and direct that the proposed merger be submitted to the stockholders for consideration at an annual or special meeting and (2) the stockholders to approve the merger.

Conversion

While the MGCL does not have specific provisions governing the "conversion" of a corporation, a closed-end fund could become an open-end fund through a share exchange,

---

[1] Section 1-101(y) of the MGCL provides that "'transfer of assets' mean[s] to sell, lease, exchange, or otherwise transfer all or substantially all of the assets of a corporation."
[2] See MGCL Section 3-104(a)(1), which provides that a "[t]ransfer of assets by a corporation in the ordinary course of business actually conducted by it" does not require a stockholder vote or the filing of Articles of Transfer.
[3] The requirements of Section 3-105 are subject to certain exceptions, not relevant for the purposes of this opinion, including certain exceptions for open-end funds.
[4] See MGCL Section 3-403.

consolidation, merger or a transfer or sale of assets.[5] Section 3-105 governs consolidations and share exchanges and, in this context, provides that consolidations and share exchanges are subject to the same board approval and stockholder voting requirements as a liquidation or merger as described above.

A closed-end fund could also become an open-end fund by amending its charter, *inter alia*, to make its shares redeemable at the option of the stockholders. Section 2-604 of the MGCL governs the type of charter amendments that would be necessary for the "conversion" of the Fund to an open-end fund.[6] Like the MGCL provisions governing liquidation, merger, consolidation, share exchange and dissolution, Section 2-604 requires (1) the board of directors to approve the proposed amendment, declare the amendment advisable and direct that the proposed amendment be submitted to the stockholders for consideration at an annual or special meeting and (2) the stockholders to approve the proposed charter amendment.[7]

The statutory framework of the MGCL for the approval of extraordinary actions has long been upheld by Maryland courts.[8]

II. Lack of Power or Authority

Section 2-103 of the MGCL sets forth the general powers of a Maryland corporation. Section 2-103 does not specifically address liquidations, mergers or conversions. However, in addition to specific enumerated powers, Section 2-103(16) provides that a corporation may "[e]xercise generally the powers set forth in its charter and those granted by law." Section 2-103(17) states that a corporation may "[d]o every other Act *not inconsistent with law* which is appropriate to promote and attain the purposes set forth in the charter." (Emphasis added.) In other words, a corporation does not have the power to do what it is prohibited from doing by law or in its charter. As discussed above, under the MGCL it is impermissible for the Fund to liquidate or merge or convert into an open-end fund by unilateral Board action. The Charter has similar limitations on disenfranchising stockholders.

The vote required under the MGCL for stockholders to approve a dissolution, charter amendment, merger, sale of all or substantially all of the assets, consolidation or share exchange is the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to

[5] As previously discussed, a sale or transfer of assets and a merger require both board and stockholder approval.
[6] The MGCL does provide some exceptions to stockholder approval of charter amendment (*e.g.*, change in the name of the corporation, changes in the name or other designation of a class or series of stock, changes to the par value of stock, change to the aggregate number of shares of stock of the corporation or of any class or series). None of these exceptions apply to the transactions described in the Proposal.
[7] See MGCL Section 2-604.
[8] See In re May Oil Burner Corp., 38 F. Supp. 516, 519–20 (D. Md.1941); Downing Dev. Corp. v. Brazelton, 253 Md. 390, 395–96, 252 A.2d 849, 852–53 (1969); Prince George's Country Club v. Edward R. Carr, Inc., 235 Md. 591, 596, 202 A.2d 354, 356 (1964).

be cast on the matter.[9] However, the MGCL permits a Maryland corporation to provide in its charter for the approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, or a greater percentage.[10] The Charter provides that certain Charter amendments may be approved by the holders of a majority of votes entitled to be cast. Section 6.2 of the Charter also provides, subject to exceptions not relevant for this opinion:

> The affirmative vote of the holders of[: (i)] two-thirds of the votes entitled to be cast on the matter shall be required to authorize a merger, consolidation . . . or sale of substantially all iof the assets of the Corporation . . . . [(ii)] shares entitled to cast at least two-thirds of the votes entitled to be cast on the matter . . . shall be necessary to effect: Any amendment to the charter of the Corporation to make the Corporation's Common Stock a 'redeemable security' or to convert the Corporation, whether by merger or otherwise, from a 'closed-end company' to an 'open end company' . . . .

While the MGCL allows flexibility on the percentage of votes required to approve a matter, the MGCL *does not* permit the actions described in the Proposal (liquidation, merger, conversion) *without* a stockholder vote. Unlike the Proposal itself, which only needs to be approved by a majority of *votes cast*, any of the actions ultimately contemplated by the Proposal require a vote of at least two-thirds of the votes entitled to be cast on the matter.[11] Because the Proposal requests that the Board carry out these actions without a stockholder vote, the Proposal would cause the Fund to violate both the MGCL and Article VI of the Charter. Because the implementation of the Proposal would cause the Fund to violate both the MGCL and its Charter, the Fund lacks the power and authority to implement the Proposal.

Based upon the foregoing analysis and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that (1) the Proposal would, if implemented, cause the Fund to violate Maryland law and (2) the Fund lacks the power and authority to implement the Proposal.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We

[9] See MGCL Section 3-105, Section 3-403 and Section 2-604.
[10] See MGCL Section 2-104(b)(4) and (5).
[11] Under limited circumstances, not relevant to this opinion, Section 6.2 of the Charter does allow approval of these matters by the shares entitled to cast a majority of the votes entitled to be cast on the matter.

assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next annual meeting of stockholders.

Very truly yours,



VENABLE® LLP

Exhibit C

THE ADAMS EXPRESS COMPANY

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: The Adams Express Company, a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I

NAME

The name of the corporation (the "Corporation") is:

The Adams Express Company

ARTICLE II

PURPOSE

The purposes for which the Corporation is formed are to conduct and carry on the business of a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and to engage in any other lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in this State is 7 St. Paul Street, Baltimore, Maryland 21202. The name and address of the resident agent of the Corporation are Lawrence L. Hooper, Jr., 7 St. Paul Street, Suite 1140, Baltimore, Maryland 21202.

ARTICLE IV

PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS OF THE CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1 Number and Election of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation is 10, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws, but shall never be less than three. The names of the directors who shall serve until their successors are duly elected and qualify are:

Enrique R. Arzac	Thomas H. Lenagh
Phyllis O. Bonanno	Kathleen T. McGahran
Daniel E. Emerson	Douglas G. Ober
Frederic A. Escherich	John J. Roberts
Roger W. Gale	Craig R. Smith

Pursuant to the Corporation's election to be subject to Section 3-804(b) and (c) of the Maryland General Corporation Law (the "MGCL"), but subject to applicable requirements of the 1940 Act and except as may be provided by the Board of Directors in setting the terms of any class or series of Preferred Stock (as hereinafter defined), any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.

The Bylaws of the Corporation may provide for the election of a director by a plurality of all the votes cast in the election of a director, a majority or other percentage of all the votes entitled to be cast in the election of a director or by any other vote, in any case as specified in the Bylaws and as may vary as specified in the Bylaws depending upon whether the election of directors is contested.

Section 4.2 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration, if any, as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the charter or the Bylaws.

Section 4.3 Quorum. The presence in person or by proxy of the holders of shares of stock of the Corporation entitled to cast a majority of the votes entitled to be cast on a matter (without regard to class) shall constitute a quorum at any meeting of stockholders with respect to such matter, except with respect to any such matter that, under applicable statutes or regulatory requirements or the charter, requires approval by a separate vote of the holders of one or more classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum. Notwithstanding the foregoing, the Bylaws may provide for a greater or lesser quorum requirement provided that such requirement shall not be less than one-third nor more than two-thirds of the votes entitled to be cast on a matter (without regard to class).

Section 4.4 Preemptive Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Article V of the charter or as may otherwise be provided by contract, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation that it may issue or sell.

Section 4.5 Determinations by Board. Any determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of stock of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class or series of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the charter or Bylaws or otherwise to be determined by the Board of Directors.

ARTICLE V

STOCK

Section 5.1 Authorized Shares. The Corporation has authority to issue 160,000,000 shares of stock, consisting of 150,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, $.001 par value per share (the "Preferred Stock"). The aggregate par value of all authorized shares of stock having par value is $160,000. If shares of one class or series of stock are classified or reclassified into shares of another class or series of stock pursuant to this Article V, the number of authorized shares of the former class or series shall be automatically decreased and the number of shares of the latter class or series shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes or series that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. A majority of the entire Board of Directors, without any action by the stockholders of the Corporation, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 5.2 Common Stock. The Board of Directors may reclassify any unissued shares of Common Stock from time to time in one or more classes or series of stock.

Section 5.3 Preferred Stock. The Board of Directors may classify any unissued shares of stock and reclassify any previously classified but unissued shares of stock of any class or series from time to time, in one or more classes or series of stock, including Preferred Stock.

Section 5.4 Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland ("SDAT"). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 5.4 may be made dependent upon facts or events ascertainable outside the charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other charter document filed with the SDAT.

Section 5.5 Charter and Bylaws. The rights of all stockholders and the terms of all stock are subject to the provisions of the charter and the Bylaws. The Board of Directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws.

ARTICLE VI

AMENDMENTS; CERTAIN EXTRAORDINARY TRANSACTIONS

Section 6.1 Amendments Generally. The Corporation reserves the right from time to time to make any amendment to its charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the charter, of any shares of outstanding stock. All rights and powers conferred by the charter on stockholders, directors and officers are granted subject to this reservation.

Section 6.2 Approval of Certain Extraordinary Actions and Charter Amendments.

(a) The affirmative vote of the holders of two-thirds of the votes entitled to be cast on the matter shall be required to authorize a merger, consolidation, share exchange, dissolution or sale of substantially all of the assets of the Corporation. Except as provided in subsection (b) of this Section 6.2, the affirmative vote of the holders of a majority of the votes entitled to be cast shall be sufficient to authorize any amendment to the charter, except that the affirmative vote of two-thirds of the shares of stock entitled to be cast shall be required to authorize any amendment reducing the vote of shares required by the first sentence of this Section 6.2.

(b) The affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast on the matter, each class voting as a separate class, shall be necessary to effect:

(i) Any amendment to the charter of the Corporation to make the Corporation's Common Stock a "redeemable security" or to convert the Corporation, whether by merger or otherwise, from a "closed-end company" to an "open-end company" (as such terms are defined in the 1940 Act);

and

(ii) Any amendment to Section 4.1, Section 6.1, this Section 6.2(b) or 6.2(c);

provided, however, that, if the Continuing Directors (as defined herein), by a vote of at least two-thirds of such Continuing Directors, in addition to approval by the Board of Directors, approve such amendment, the affirmative vote of the holders of a majority of the votes entitled to be cast shall be sufficient to approve such matter.

(c) Continuing Directors. "Continuing Directors" means (i) the directors identified in Section 4.1, (ii) the directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the directors identified in Section 4.1, who are on the Board at the time of the nomination or election, as applicable, or (iii) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Continuing Directors or successor Continuing Directors, who are on the Board at the time of the nomination or election, as applicable.

ARTICLE VII

LIMITATION OF LIABILITY; INDEMNIFICATION AND ADVANCE OF EXPENSES

Section 7.1 Limitation of Liability. To the fullest extent that applicable law (including the MGCL and the 1940 Act), as in effect from time to time, permits the limitation or elimination of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for money damages. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

Section 7.2 Indemnification and Advance of Expenses. The Corporation shall indemnify to the fullest extent permitted by applicable law (including the MGCL and the 1940 Act), as in effect from time to time, any person who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any investigation, claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director or officer or, at the option of the Board of Directors in any particular case, an employee or agent, of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer, partner or trustee, or, at the option of the Board of Directors in any particular case, an employee or agent. To the fullest extent permitted by applicable law (including the MGCL and the 1940 Act), as in effect from time to time, expenses incurred by any such person in connection with any such investigation, claim, action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any director or officer by this Article shall be enforceable against the Corporation by any such director or officer, who shall be presumed to have relied upon it in serving or continuing to serve as a director or officer as provided above. No amendment to or repeal of this Article shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment or repeal.

Section 7.3 1940 Act. The provisions of this Article VII shall be subject to the 1940 Act.

Section 7.4 Amendment or Repeal. Neither the amendment nor repeal of this Article VII, nor the adoption or amendment of any other provision of the charter or Bylaws inconsistent with this Article VII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter as hereinabove set forth was approved by a majority of the entire Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article III of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation's current resident agent is as set forth in Article III of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article IV of the foregoing amendment and restatement of the charter.

SEVENTH: The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was 160,000,000, consisting of 150,000,000 shares of Common Stock, $1.00 par value per share and 10,000,000 shares of Preferred Stock, no par value per share. The aggregate par value of all shares of stock having par value was $150,000,000.

EIGHTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is 160,000,000, consisting of 150,000,000 shares of Common Stock, $.001 par value per share, and 10,000,000 shares of Preferred Stock, $.001 par value per share. The aggregate par value of all authorized shares of stock having par value is $160,000.

NINTH: The undersigned President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this 8th day of November, 2006.

ATTEST:



Lawrence L. Hooper, Jr.
Secretary

THE ADAMS EXPRESS COMPANY

By:  (SEAL)

Joseph M. Truta
President

BA0/174697/9